Heritage Financial Group

06



New Horizons: Seeing your future

Heritage Financial Group is the mid-tier holding company for HeritageBank of the South, a community-oriented bank serving primarily Albany, Georgia, and surrounding Dougherty, Lee and Worth counties in Georgia through six full-service banking offices. HeritageBank also commenced operations in the State of Florida during the third quarter of 2006 with the opening of a full-service banking office in Ocala.

Heritage, MHC, a mutual holding company formed in 2002, holds approximately 72% of the shares of Heritage Financial Group. The remainder of the Heritage Financial Group's outstanding shares are held by public stockholders following the Company's June 2005 initial public offering.

For more information about the Heritage Financial Group or HeritageBank of the South, go to www.eheritagebank.com on the World Wide Web.

Financial Highlights

(dollars in thousands, except per share amounts)	2006	2005
Financial position at December 31,		
Total assets	$ 413,330	$ 363,797
Loans receivable	276,776	254,111
Provision for loan losses	4,076	3,618
Total deposits	299,189	238,640
Total stockholders' equity	62,809	68,984
Book value per share	5.97	6.37
Operations for the year ended December 31,		
Net interest income	$ 14,232	$ 13,308
Provision for loan losses	695	1,014
Net interest income after provision for loan losses	13,537	12,294
Non-interest income	5,609	5,335
Non-interest expense	16,060	13,584
Income before income taxes	3,086	4,045
Income taxes	732	1,095
Net income	$ 2,354	$ 2,950
Basic and diluted earnings per share	$ 0.22	$ 0.31
Dividends per share	$ 0.20	$ 0.05

Letter to Stockholders

I am pleased to report that we achieved significant progress and reported solid growth in many areas of our business during the past year. Financial highlights for 2006 included attractive growth in our loan portfolio, reflecting the continued penetration of our core Georgia markets as well as the positive impact of our expansion activities. With this momentum, our loan portfolio increased 9% during 2006 and total assets exceeded a record $400 million by the end of the year.

In step with the growth of our loan portfolio, we were pleased to see a welcomed and continued trend of improving asset quality during 2006 as net charge-offs and non-performing loans declined from 2005 levels. With this ongoing strengthening of our asset quality, we were able to reduce our loan loss provision 31% during the year.

One of the most important developments of 2006 was our expansion to Florida with the opening of a branch in Ocala just after the midyear point. Florida is expected to be one of the fastest growing states over the next 10 years and, in our view, is one of the nation's most attractive markets for banking. We see it as a natural extension for our business in Georgia and are excited about the prospects for growth in that market.

The only area in which our performance lagged somewhat in 2006 was earnings. Having completed our initial public offering in June 2005, this was our first full year as a publicly reporting company, and we experienced higher legal, accounting and other costs associated with public-company status throughout 2006, including implementation of our employee stock ownership plan and stock benefit plans approved by stockholders in May 2006. We also absorbed higher legal costs and start-up expenses associated with planning and opening our Ocala branch. Largely because of these higher expenses, many of which can be viewed as investments in the future of our business that will yield long-term benefits, our reported net income for the year declined 20% to $2,354,000 or $0.22 per diluted share for 2006. Importantly, however, we are pleased to note that in the fourth quarter net income rose 53% to $861,000 or $0.08 per diluted share versus the year-earlier period, indicating, we believe, the strength of our business and the potential for renewed bottom-line growth.

Outside of our operational and financial progress in 2006, we continued to take steps during the year to enhance stockholder value. Subsequent to year's end, our Board of Directors voted to increase the quarterly cash dividend rate 20% to $0.06 per common share versus the initial rate set in October 2005. We also remained active in repurchasing our outstanding common stock, completing two stock repurchase programs during the year involving the buyback of 555,000 shares. In February 2007, we announced our third repurchase program, authorizing the repurchase of up to 300,000 additional shares.

In closing, I am pleased to note that much of our success in 2006 can be traced to fundamentals in our operations that remained strong throughout the year, highlighted by robust deposit and loan growth, coupled with improving credit quality. As we set our sights on new horizons for Heritage Financial Group, we believe these performance drivers position us for continued growth in 2007.

Sincerely,

O. Leonard Dorminey
President and Chief Executive Officer

"During 2006, we made notable progress in expanding our business, reporting significantly higher loans and deposits for the year. This progress reflected not only organic growth in our existing markets, but our out-of-state expansion to Florida with the opening of a branch in Ocala."



While there are many things that drive growth, one of the most important for a bank is a robust retail capability. An essential engine for expansion, a bank's deposit-gathering network provides funding to support lending activities, a platform to promote new growth initiatives, and a way of establishing strong customer relationships that can and often will broaden to include additional products and services.

New Horizons: Retail Growth



A key focus for our company in 2006 was to leverage the strength of our retail banking network across our core Georgia markets and extend our reach by establishing a solid presence in Ocala, Florida, where at midyear we opened our first branch. By virtually any historical measure, 2006 was a momentous and successful year, as we strongly reversed the trend in deposits in 2004 and 2005, adding approximately $60 million and registering a 25% increase in 2006. This success was all the more significant considering ongoing competitive pressure on deposit pricing and

Deposits (in millions)

Year	Deposits
2006	$299
2005	$239
2004	$249



the fact that, at the same time we were growing deposits, we also improved our net interest margin modestly year over year.

The success we achieved in building our deposits during 2006 reflected many tangible factors, including our Florida expansion and the wide range of products and services we offer to help our customers build wealth and financial security. In our view, this growth also demonstrated some of the intangible qualities of doing business with our bank, HeritageBank of the South. As the region's major community bank, we've served friends and neighbors in and around Albany for more than 50 years, and we've learned the importance of knowing our customers and understanding their needs.

As we look ahead to the future of the Company and ways to enhance our performance, continued retail growth no doubt will remain a key driver. Just as likely, this growth will reflect our passion for customer service – our style of community banking – where close, personal attention meets the best in banking services.

New Horizons: Commercial Lending

Commercial banking is a key and growing part of our business, and it's one of the things we believe distinguishes HeritageBank of the South in the marketplace. Our increasing success in this area reflects our solid reputation as a bank, the depth and experience of our lenders, and the strong product capabilities we bring to our customer relationships.


Loans Receivable (in millions)
2006
$277
2005
$254
2004
$238

In 2006, our lending activities accelerated from the previous year, enabling us to post a 9% increase in our loan portfolio, which increased to more than $277 million and represented a record level for the Company. While this growth underscored our success in expanding our lending efforts in several important areas, such as real estate and consumer loans, it reflected particular momentum in our commercial product lines.

Our commercial lending department, which targets small business lending, private banking and commercial real estate, accounted for virtually all of the increase in our loan portfolio during 2006 and illustrated the momentum we are building in these segments of the market. Serving small- to middle-market companies as well as doctors, lawyers and other professionals, our commercial lenders obviously focus on funding solutions. Beyond that, however, they also build comprehensive relationships based on a sound knowledge of our customers' backgrounds, businesses, and markets, adding value to the role we play in supporting our customers' long-term business objectives.


USAVE it
PHARMACY

New Horizons: Florida Operations

Estimated Population Change
April 2000-July 2005
Source: U.S. Census Bureau

Marion County	17.2%
Florida	11.3%

We are excited about the opportunities for growth that we believe accompany our expansion into Florida, and we are fortunate to have assembled a capable and experienced team to manage our new operations in Ocala. We have appointed John N. Kirk (left), a 16-year veteran of the banking and financial industry, as our Regional President. Joining him are Senior Vice President and commercial lender Gary L. Platt (right), who has 38 years of banking experience, and Vice President and branch manager Austin W. Long, Sr. (center), who has 24 years of experience in branch management.

Strengthened by our initial public offering in 2005 and seeking ways to put the capital we raised to work in building our business and stockholder value over the long term, we have set our sights on new horizons and opportunities for growth. Noting strong demographic trends in Florida and the expected population gains there over the next decade, we announced in March 2006 our intention to enter the Florida market. By midyear we selected the Ocala market in Central Florida – approximately 225 miles from Albany – as the focal point for this expansion. In August, we opened our first branch in the state and acquired property for a permanent location for our branch, which is scheduled to open in late 2007.

By year-end 2006, and with less than a half year's operations, our new presence in Ocala was quickly gaining momentum, contributing to growth in both our loans and deposits. The immediate success we have witnessed can be traced directly to the management and team we assembled to develop and promote this expansion of HeritageBank of the South. This team, well known in the market and very knowledgeable of the area's business and banking climate, brings tremendous depth to key positions at our new location and is expected to be instrumental to our ongoing growth in the region. Moreover, they provide the essential leadership we will need in the future as we continue to explore and evaluate opportunities for further expansion.

Board of Directors and Officers

Heritage Financial Group

Board of Directors
Antone D. Lehr, Chairman [2]
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman [1,2]
Retired, Former Associate
Professor of Accounting and Finance
University System of Georgia

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

J. Keith Land [3]
Planning Manager
Coats and Clark
(a textile manufacturer)

Douglas J. McGinley [1,2,3]
Director, Dougherty County Jail Facility
Dougherty County, Georgia

Carol W. Slappey
President, Albany Region
HeritageBank of the South

J. Lee Stanley [1,3]
Senior Magistrate Judge and Chief Appraiser
Lee County, Georgia

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee


Burdette


Burger


Cassity


DePasquale


Dorminey


Fountain


Jones


Mansfield


McGinley


Moore


Nardandrea


Scott


Sharpe


Slappey

Executive Officers
O. Leonard Dorminey
President and Chief Executive Officer

Tammy W. Burdette
Executive Vice President

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

HeritageBank of the South

Board of Directors
Antone D. Lehr, Chairman
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman
Retired, Former Associate
Professor of Accounting and Finance
University System of Georgia

J. Edward Cassity
Major General, Retired
United States Marine Corps

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

Douglas J. McGinley, Secretary
Jail Director, Sherriff's Office
Dougherty County, Georgia

James H. Moore, III
Managing Partner
Moore, Clarke, DuVall & Rodgers, P.C.
Albany, Georgia

Hubert F. Scott, Jr.
Real Estate Investments
and Property Management

Fred F. Sharpe
President
U-Save-It Pharmacy, Inc.

Carol W. Slappey
President, Albany Region
HeritageBank of the South


Kirk


Land


Lehr

Smith



Stanley


Trexler

Executive Officers
O. Leonard Dorminey
Chief Executive Officer

John N. Kirk
President, Florida Region

Carol W. Slappey
President, Albany Region

Tammy W. Burdette
Executive Vice President

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

Florida Advisory Board
Ken DePasquale
Chief Executive Officer
Thoroughbred Hospitality

Braxton Jones
President
Braxton Jones, Inc. and
Ice House USA, Inc.

Barry Mansfield
President
Cullison-Wright Construction
Corporation

John P. Nardandrea Jr., M.D.
Family Care Specialists

Tom Trexler
Executive Vice President
Nobility Homes, Inc.

HeritageBank of the South Locations

Georgia
Main Office
721 North Westover Boulevard
Albany, Georgia 31707

Branch Offices:
Downtown Office
310 West Oglethorpe Boulevard
Albany, Georgia 31701

East Albany Office
200 Loftus Drive
Albany, Georgia 31705

Slappey Office
2801 North Slappey Boulevard
Albany, Georgia 31707

Lee County Office
119 Robert B. Lee Drive
Leesburg, Georgia 31763

Worth County Office
504 North Main Street
Sylvester, Georgia 31791

Florida
Branch Office
11100 SW 93rd Court Road,
Suite 8
Ocala, Florida 34481



Financial Section

New Horizons. Heritage Financial Group.

Selected Consolidated Financial Information

(In thousands)	At December 31, 2006	2005	2004	2003	2002
Selected Financial Condition Data:					
Total assets	**$ 413,330**	$ 363,797	$ 343,468	$ 335,668	$ 310,902
Loans, net	**272,700**	250,493	235,275	240,794	227,490
Securities available for sale, at fair value:					
U.S. government and agency securities	**29,439**	14,044	11,528	8,960	4,983
Corporate debt securities	**4,106**	3,786	4,364	2,965	3,617
Mortgage-backed securities	**28,044**	31,098	26,478	24,481	16,922
State, county and municipal	**16,316**	6,869	8,874	7,210	7,118
Equity and other investments	**6,667**	9,069	8,044	7,896	2,994
Federal Home Loan Bank stock, at cost	**2,499**	2,927	2,957	2,000	1,750
Deposits	**299,189**	238,640	248,543	255,321	237,294
Federal Home Loan Bank advances and other borrowings	**40,000**	50,000	51,000	40,000	35,000
Total equity	**62,808**	68,983	39,134	36,987	34,288

(In thousands)	For the Year Ended December 31, 2006	2005	2004	2003	2002
Selected Operations Data:					
Total interest income	**$ 22,609**	$ 19,243	$ 17,780	$ 18,720	$ 19,591
Total interest expense	**8,377**	5,935	4,898	5,853	6,756
Net interest income	**14,232**	13,308	12,882	12,867	12,835
Provision for loan losses	**695**	1,014	200	650	2,750
Net interest income after provision for loan losses	**13,537**	12,294	12,682	12,217	10,085
Fees and service charges	**4,121**	3,836	3,932	2,969	2,603
Gain (loss) on sales of investment securities	**(59)**	(5)	139	403	1,649
Other noninterest income	**1,548**	1,504	1,384	1,589	1,003
Total noninterest income	**5,610**	5,335	5,455	4,961	5,255
Total noninterest expense	**16,060**	13,584	13,054	13,849	12,932
Income before taxes and extraordinary items	**3,086**	4,045	5,083	3,329	2,407
Income tax provision (benefit)	**732**	1,095	1,550	1,053	839
Net income	**$ 2,354**	$ 2,950	$ 3,533	$ 2,276	$ 1,568

Selected Consolidated Financial Information

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets	**0.63%**	0.83%	1.04%	0.70%	0.52%
Return on equity	**3.44%**	5.18%	9.28%	6.39%	4.66%
Dividend payout ratio	**28.64%**	16.13%	–	–	–
Interest Rate Spread Information:					
Average during period	**3.50%**	3.86%	4.08%	4.14%	4.57%
End of period	**3.72%**	3.97%	3.92%	4.24%	4.60%
Net interest margin	**4.19%**	4.15%	4.23%	4.31%	4.71%
Operating expense to average total assets	**4.29%**	3.81%	3.84%	4.28%	4.28%
Average interest-earning assets to average interest-bearing liabilities	**116.64%**	115.95%	110.10%	108.63%	109.00%
Efficiency ratio	**80.94%**	72.86%	71.19%	77.68%	71.49%
Asset Quality Ratios:					
Non-performing assets to total assets at end of period	**0.14%**	0.25%	0.22%	0.26%	0.44%
Non-performing loans to total loans	**0.09%**	0.33%	0.24%	0.19%	0.37%
Allowance for loan losses to non-performing loans	**1,582.00%**	473.18%	525.71%	754.96%	402.00%
Allowance for loans losses to net loans	**1.47%**	1.44%	1.24%	1.43%	1.48%
Net charge-offs to average loans outstanding	**0.09%**	0.15%	0.30%	0.24%	0.71%
Capital Ratios:					
Equity to total assets at end of period	**15.22%**	18.96%	11.39%	11.02%	11.03%
Average equity to average assets	**18.29%**	15.98%	11.21%	11.02%	11.15%
Other Data:					
Number of full-service offices	**7**	6	6	7	8

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The principal business of the Company is operating our wholly owned subsidiary, the Bank. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investments, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits, federal funds purchased, securities sold under agreements to repurchase and borrowings. Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, overdraft fees, mortgage origination fees, transaction fees, bank-owned life insurance, and commissions from investment services. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising, professional fees and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy

We originally were chartered as a federal credit union in 1955. In 1998, we became a community chartered credit union. We accepted deposits and made loans to members who lived, worked or worshiped in the approved counties for the credit union charter. In 2001, we converted to a mutual thrift charter in order to better serve our customers and communities through a broader lending ability and an expanded customer base beyond the field of membership permitted for our credit union. The mutual holding company structure was established in 2002, and we converted from a thrift charter to a state savings bank charter in 2005. We feel this structure best suits our continued efforts to grow and expand our commercial business.

The Company completed an initial public stock offering stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering of which 50% was contributed to the Bank and $4.4 million was loaned to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to MHC, so that MHC would own 70% of the outstanding common stock at the closing of the offering. As of December 31, 2006, MHC owned approximately 72% of the Company.

Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of our customers. We strive to be the primary community financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Our core business is composed of the following:

1. **Commercial Banking and Small Business Lending:** We focus on the commercial real estate and business needs of individuals and small- to medium-sized businesses in our market area. In addition, we focus on high net worth individuals and small business owners. The commercial banking department is composed of seasoned commercial lenders and a support staff with years of combined experience in the industry. We expect this department to continue to be the fastest growing component of our business.

2. **Indirect Auto Lending:** We provide automobile loans to customers through long-standing relationships with a number of automobile dealerships throughout southern Georgia. While indirect lending is highly competitive, our ability to provide same-day funding makes our product more attractive.

3. **Retail Banking:** We operate a network of six branch offices located in Dougherty, Lee and Worth counties, as well as a branch office in Ocala, Florida. Each office is staffed with knowledgeable banking professionals who strive to deliver quality service.

Management's Discussion and Analysis of Financial Condition and Results of Operations

4. **Brokerage/Investment Services:** We offer investment products, life, health, disability and long-term care insurance through our brokerage department. Our licensed personnel have over 25 years of experience in the financial services industry.

5. **Mortgage Lending:** Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans that are primarily funded by third-party mortgage lenders. We collect a fee on the origination of these loans.

We continue to implement our business strategy. A critical component of this strategy includes increasing our commercial loan portfolio. During 2006, our commercial real estate, nonresidential, business and multifamily loans increased $26.8 million or 25.7% to $130.1 million. Our ability to continue to grow our commercial loan portfolio is an important element of our long term business strategy.

Commercial loans are considered to entail greater risks than one- to four-family residential loans. Our credit quality, as measured by management, improved in 2006, causing a decrease in the amount of our provision for loan losses. Our provision for loan losses may increase in the future as our portfolio of business loans continues to increase, especially if economic conditions deteriorate.

Another key component of our business strategy is the expansion of our operations outside of the Southwest Georgia market. During the first quarter of 2006, we announced that we entered into an agreement with Ameris Bancorp. to enter into a series of transactions that will allow us to operate a branch of our Bank in Florida. We have completed this series of transactions, including a $1 million payment, and on August 8, 2006, we commenced operating a branch in Ocala, Florida. As of December 31, 2006, we had approximately $4.6 million in loans and $12.8 million in deposits at our Ocala branch. Operating a branch outside of the Southwest Georgia market subjects us to additional risk factors. These risk factors include, but are not limited to the following: management of employees from a distance, lack of knowledge of the local market, additional credit risks, logistical operational issues, and time constraints of management. These risk factors, as well as others we have not specifically identified, may affect our ability to successfully operate outside of our current market area.

Our net interest income is affected by market interest rate changes. Increases in loan rates generally reduce loan demand. Recent increases in short-term interest rates, as a result of increases in the Federal Funds rate by the Board of Governors of the Federal Reserve System, without a corresponding increase in long-term interest rates have resulted in an increase in interest expense that has reduced our net yield on earning assets. Our cost of funds has increased faster than our yield on loans and investments due to the increase in market rate of interest during the first half of 2006. Liabilities have repriced at a faster rate than assets, primarily due to our need to fund loan growth with deposits. This demand caused us to move our deposit rates more in line with our competitors. As we have moved our rates in line with the market, we have experienced higher costs of funds. We expect this trend to continue into the first half of 2007, even if rates decline or remain level.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are implemented by the asset and liability management committee, which is composed of senior management and board members. The asset and liability management committee establishes guidelines for and monitors the volume and mix of

Management's Discussion and Analysis of Financial Condition and Results of Operations

assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The asset and liability management committee meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- Limiting the percentage of long-term fixed-rate loans within our portfolio;
- Originating a mix of variable-rate and shorter term fixed-rate loans;
- Originating prime-based home equity lines of credit;
- Managing deposit relationships for stability and a lower cost of funds position;
- Using Federal Home Loan Bank advances to align maturities and repricing terms of funding sources with loans; and
- Continuing the origination of consumer loans.

The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

Total assets increased $49.5 million, a 13.6% increase from December 31, 2005, to $413.3 million at December 31, 2006. The increase was due to growth in investments and loans, funded by growth in deposits.

Intangible assets increased $1.0 million due to our payment to in conjunction with the opening of our new branch in Ocala. In addition, premises and equipment increased $800,000 due primarily to the acquisition of the land for our permanent facility in Ocala. Other assets decreased $746,000 primarily due to the elimination of prepaid pension costs associated with the adoption of Statement of Financial Accounting Standards No. 158 (SFAS 158).

Total interest earning assets increased $49.0 million or 15.0% to $376.2 million at December 31, 2006, from $327.2 million at December 31, 2005. Gross loans increased $22.7 million or 8.9% to $276.8 million at December 31, 2006, compared with $254.1 million at December 31, 2005. Investment securities increased $19.7 million or 30.3% to $84.6 million at December 31, 2006. This increase was due primarily to transactions the Company undertook to lock in long term interest rates on investments with short term borrowings. We feel these transactions will better mitigate the Company's overall interest rate risk in flat, rising or falling interest rate environments. Other earning assets, consisting of interest bearing deposits and federal funds sold, increased $6.6 million over the prior year.

Total liabilities increased $55.7 million or 18.9% to $350.5 million at December 31, 2006, compared with $294.8 million at December 31, 2005. This increase was due primarily to the increase in interest bearing liabilities, which increased $55.1 million or 20.1%, to $329.9 million at December 31, 2006, from $274.8 million at December 31, 2005. Deposits ended the year at $299.2 million, up 25.3% or $60.5 million from

Management's Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2005. This increase was attributable to a competitive rate environment, with management choosing to increase the rates offered on deposit accounts in order to compete in the marketplace and fund loan growth. In addition, we obtained $40.8 million in brokered deposits during 2006. Approximately $30.0 million of these deposits are floating-rate brokerage money market accounts, which were obtained to help the Company achieve certain liquidity and asset / liability management targets. Total borrowings amounted to $40.0 million at December 31, 2006, a decrease of $10.0 million or 10.0% from December 31, 2005. This decrease occurred as we replaced other borrowings with deposits. Other liabilities remained relatively stable during the year.

Total equity decreased $6.2 million or 9.0% to $62.8 million at December 31, 2006. This decrease was due largely to the $8.5 million of treasury stock purchased pursuant to our stock purchase plans. Net income of $2.4 million, the allocation of $441,000 of ESOP shares, share-based compensation of $522,000, and net unrealized gains in our investment portfolio of $435,000 added to our equity position. An increase in our minimum pension liability adjustment of $748,000 and dividends of $674,000 decreased equity.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. Other short-term investments include federal funds sold, interest-bearing deposits in other banks, and time deposits in other banks.

	Year Ended December 31,								
	2006			2005			2004		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans	**$ 264,442**	**$ 19,123**	**7.23%**	$245,432	$ 16,203	6.60%	$ 239,857	$ 15,444	6.44%
Investment securities	**63,790**	**2,933**	**4.60**	65,169	2,754	4.23	55,938	2,237	3.99
Other short-term investments	**11,521**	**552**	**4.79**	10,410	286	2.75	8,068	99	1.23
Total interest-earning assets	**339,753**	**22,608**	**6.65%**	321,011	19,243	5.99%	303,863	17,780	5.85%
Interest-Bearing Liabilities:									
Demand and NOW accounts	**38,196**	**313**	**0.82%**	46,062	346	0.75	50,922	598	0.68
Savings accounts	**89,004**	**1,337**	**1.50**	88,624	803	0.91	87,607	342	0.67
Time deposits	**111,539**	**4,571**	**4.10**	97,457	2,883	2.96	96,711	2,337	2.41
Borrowings	**47,175**	**2,155**	**4.57**	45,821	1,903	4.15	42,110	1,621	3.85
Total interest-bearing liabilities	**285,914**	**8,376**	**2.93%**	277,964	5,935	2.14%	277,410	4,898	1.77%
Net interest income		**$ 14,232**			$ 13,308			$ 12,882	
Net interest rate spread			**3.72%**			3.85%			4.08%
Net earning assets	**$ 53,839**			$ 43,047			$ 26,453		
Net interest margin			**4.19%**			4.15%			4.23%
Average interest-earning assets to average interest-bearing liabilities	**1.19x**			1.15x			1.10x		

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Changes that are not solely due to volume have been consistently attributed to rate.

	Year Ended December 31,					
	2006 vs. 2005			2005 vs. 2004		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	**$1,255**	**$1,665**	**$2,920**	$ 359	$ 400	$ 759
Investment securities	**(58)**	**237**	**179**	369	148	517
Other	**31**	**235**	**266**	29	158	187
Total interest-earning assets	**$1,228**	**$2,137**	**$3,365**	$ 757	$ 706	$ 1,463
Interest-bearing liabilities:						
Savings and money market accounts	**$ (59)**	**26**	**(33)**	$ (57)	$ (195)	(252)
Demand and NOW deposits	**3**	**531**	**534**	4	457	461
Certificates of deposit	**417**	**1,271**	**1,688**	17	529	546
Borrowings	**52**	**200**	**252**	147	135	282
Total interest-bearing liabilities	**$ 413**	**$2,028**	**$2,441**	$ 111	$ 926	$ 1,037
Net interest income			**$ 924**			$ 426

Comparison of Operating Results for the Years Ended December 31, 2006 and December 31, 2005
General

Our net income decreased by $597,000 or 20.2% to $2.4 million compared to $3.0 million for the year ended December 31, 2005. Basic and diluted net income per share decreased 29.0% or $0.09 per share to $0.22 per share for December 31, 2006, compared with $0.31 at December 31, 2005. An increase in net interest income of $923,000 along with an increase in noninterest income of $275,000, and a decrease in the provision for loan losses of $320,000 added to income, while an increase in noninterest expense of $2.5 million decreased earnings. Taxes decreased $362,000 due to the lower net income for the period.

The reasons for these changes are discussed in more detail in the following sections.

Net Interest Income

Net interest income increased $923,000 or 6.9% to $14.2 million compared with $13.3 million for the twelve months ending 2005. Our net interest spread decreased 16 basis points to 3.72% compared with 3.85% during the year earlier period. The net interest margin increased 4 basis points to 4.19% versus 4.15% during the same period in 2005, as we increased the leverage of our balance sheet. Average interest earning assets increased $18.7 million or 5.8% to $339.8 million compared with $321.0 million during the year-earlier period. Average interest bearing liabilities increased $7.8 million to $285.9 million compared with $278.1 million at December 31, 2006.

The Federal Reserve Board raised the targeted federal funds rate 25 basis points to 5.25% on June 29, 2006, marking the seventeenth consecutive increase of 25 basis points since June 2004. In the meetings that have followed, the Federal Reserve Board has kept the federal funds rate at 5.25%. As rates rose during 2004,

Management's Discussion and Analysis of Financial Condition and Results of Operations

2005 and the first half of 2006, we increased our deposit rates much slower than the market and our competitors. This allowed us to increase our net interest margin and spread. As rates flattened during the second half of 2006, we saw increased pressure on our net interest margin and spread. If rates remain flat or decline, we expect to see further declines in both our net interest margin and spread. If rates remain flat or decline, our ability to grow net interest income will be based on our ability to grow interest earning assets. If we are unable to grow interest earning assets at a sufficient rate, our net interest income could decline.

Provision for Loan Losses

We recorded a provision for loans losses of $695,000 compared with $1,015,000 for the prior-year period. Loan volume increases made up $392,000 of the year to date 2006 provision, while credit quality changes made up $55,000 of the increase. Net charge-offs of $237,000 also added to the increase in reserve requirement for 2006. Non-performing loans decreased $609,000 to $258,000 at December 31, 2006, compared with $867,000 at December 31, 2005. The ratio of non-performing loans to total loans decreased to 0.09% compared with 0.33% at December 31, 2005. Net charge-offs decreased four basis points to 0.09% compared with 0.13% during the same period in 2005. The allowance for loan losses as a percentage of total loans increased by three basis points to 1.47% compared with 1.44% at December 31, 2005. These improvements in asset quality are due to management's emphasis on strong credit quality, and the experience and knowledge of our lenders. As we increase our exposure to commercial loans, these asset quality measurements could decline. In addition, an economic downturn in the local, regional or national economy would likely have a negative impact on our credit quality.

General comments on the provision for loan losses

Management establishes provisions for loan losses, which are charged (or credited) to operations, at a level management believes will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends. Management assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as necessary in order to maintain the proper level of allowance. While management uses available information to recognize losses on loans; future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Noninterest Income

A summary of noninterest income follows:

	For the years ended December 31,			
(Dollars in thousands)	2006	2005	$ Change	% Change
Service charges on deposit accounts	**$ 3,159**	$ 3,052	$ 107	3.5%
Other service charges, commissions and fees	**961**	784	177	22.6
Brokerage fees	**555**	619	(64)	(10.3)
Mortgage origination fees	**447**	404	43	10.6
Bank owned life insurance	**306**	297	9	3.0
Loss on sale of securities	**(59)**	(5)	(54)	1,080.0
Other	**241**	184	57	31.1
Total noninterest income	**$ 5,610**	$ 5,335	$ 275	5.2%
Noninterest income as a percentage of average assets	2.05%	0.50%		

Management's Discussion and Analysis of Financial Condition and Results of Operations

During 2006, our service charges on deposit accounts increased slightly. The increase was made up primarily of overdraft fees. We have implemented a program that allows customers to receive cash ATM withdrawals and make debit card purchases on overdrawn accounts within defined limits for a fee. We expect these fees to continue to increase; however, monthly service charges on deposit accounts continues to decrease as we expand free checking products and face increased competition for noninterest bearing deposits. We expect the increase in overdraft fees to more than offset this decrease in monthly service charges.

The increase in other service charges, commissions and fees was due primarily to an increase in debit and ATM transactions.

The decrease in brokerage fees was due to a change in our third party broker/dealer that took place this year. During this time, our investment staff spent significant time processing account transfers, and had fewer resources to solicit new business. As this transition is complete, we expect the trend in brokerage fees to improve.

Mortgage fees increased in 2006. We have seen an increase in mortgage origination fees despite a continued decrease in refinancing activity. We continue to increase our mortgage business for new and existing home purchases as long term mortgage rates remain relatively low on a historical basis. If the housing market continues to decline as it has in late 2006, we could see mortgage fees decline.

Noninterest Expense

A summary of noninterest expense follows:

	For the years ended December 31,			
(Dollars in thousands)	2006	2005	$ Change	% Change
Salaries and employee benefits	**$ 8,901**	$ 7,500	$ 1,401	18.68%
Equipment	**1,171**	1,577	(406)	(25.75)
Occupancy	**1,018**	1,000	18	1.80
Advertising and marketing	**326**	271	55	20.30
Legal and accounting	**647**	492	155	31.50
Directors fees and retirement	**473**	292	181	62.00
Telephone	**274**	252	22	8.73
Supplies	**286**	238	48	20.17
Data processing fees	**1,009**	469	540	115.14
Other operating	**1,955**	1,493	462	30.94
Total noninterest expenses	**$ 16,060**	$ 13,584	$ 2,476	18.23%
Noninterest expenses as a percentage of average assets	5.86%	3.81%		

The majority of the increases in our noninterest expense were due to increases in salaries and employee benefits. While the number of full time equivalent employees has decreased slightly to 128 at December 31, 2006, compared with 133 at December 31, 2005, we have experienced increases in pay and significant increases in our benefit programs noted in the table below. As we expand our market area and add branches, we expect these expenses to continue to increase. Specifically, the addition of six employees in our Florida location will increase these expenses, with little offset to income until we grow our business in that market. Below is a detailed summary of the increases in salaries and employee benefits for the year ended December 31, 2006.

Type of Expense *(Dollars in thousands)*	Increase
Salaries	$ 322
ESOP expense	360
Stock-based compensation	382
Defined benefit pension plan	120
Insurance and other benefits	217
Total increase	$ 1,401

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decrease in equipment expenses was offset by the increase in data processing fees. This was due to the change in our core processing system from an in-house system to a third-party system during the third quarter of 2005. Directors fees and retirement fees increased primarily due to the implementation of share-based compensation during 2006. The increase in legal and accounting expense was due to the increase costs associated with being a public company for the full year of 2006, compared with one half of 2005. In addition, we incurred additional legal expenses associated with our expansion into Florida, and with the implementation of the 2006 Equity Incentive Plan. The increase in other operating expenses was due primarily to an increase in other consulting services related to our expansion activities.

Income Tax Expense

Income tax expense was $362,000 less during the year ended December 31 2006, compared with 2005, as a result of the decrease in net income before taxes. The effective tax rate was 23.7% for 2006, compared with 27.1% for 2005. This was due to lower net income, which also led to a lower effective tax rate. In addition, we were able to use state income tax credits for training during 2006 to lower our overall tax rate.

Liquidity and Commitments

We are required to have adequate cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Our liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company has $14.8 million in interest bearing deposit accounts and short term investments generally available for its cash needs. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. The Bank also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund withdrawals and fund loan commitments. At December 31, 2006, the total approved loan commitments and unused lines of credit outstanding amounted to $32.9 million, and outstanding letters of credit were $1.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2006, totaled $109.4 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank. In addition, the Bank had the ability at December 31, 2006 to borrow an additional $48.6 million from the Federal Home Loan Bank of Atlanta and $17.9 million from another lender as a funding source to meet commitments and for liquidity purposes.

The consolidated statement of cash flows for the 12 months ended December 31, 2006 and 2005, detail cash flows from operating, investing and financing activities. For the 12 months ended December 31, 2006, net cash provided by operating activities was $3.6 million, while investing activities used $51.0 million, primarily to fund loan and investment growth, and financing activities provided $46.7 million primarily from an increase in deposits, resulting in a net decrease in cash during the 12 month period of $718,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance-Sheet Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. A summary of the Company's commitments as of December 31, 2006 is as follows:

(In thousands)	
Commitments to extend credit	$ 32,903
Financial stand-by letters of credit	1,053
	$ 33,956

Capital

Effective January 1, 2005, the Company and the Bank became subject to minimum capital requirements imposed by the Georgia Department of Banking and Finance. As of that same date, the Bank also became subject to minimum capital requirements and capital categories established by the FDIC. Based on their capital levels at December 31, 2006, the Company and the Bank exceeded these state and federal requirements. Consistent with our goals to operate a sound and profitable organization, our policy is for the Bank to maintain a "well-capitalized" status under the capital categories of the FDIC. Based on capital levels at December 31, 2006, the Bank was considered to be well-capitalized.

At December 31, 2006, the Company had total equity of $63.0 million or 16.0% of total assets. Under Georgia capital requirements for holding companies, the Company had Tier 1 leverage capital of $62.7 million or 16.8%, which is $47.8 million above the 4.0% requirement.

At December 31, 2006, the Bank had Tier 1 leverage capital of $53.3 million or 13.9%, which is $38.0 million above the 4.0% requirement. In addition, it had a Tier 1 risked-based capital ratio of 17.28% and total risked-based capital ratio of 18.5%. As reflected below, the Bank exceeded the minimum capital ratios to be considered well-capitalized at December 31, 2006:

	Actual		Required		Excess	
(Dollars in Millions)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
Tier 1 leverage	$ 53.3	13.9%	$ 19.1	5.0%	$ 84.2	8.9%
Tier 1 risk-based	53.3	17.3	18.5	6.0	34.8	11.3
Total risk-based	57.1	18.5	30.8	10.0	26.3	8.5

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of probable losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 10 of the Notes to Consolidated Financial Statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in the jurisdiction in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

After converting to a federally chartered savings association, the Bank became a taxable organization. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary difference between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Internal Revenue Code and applicable regulations are subject to interpretation with respect to the determination of the tax basis of assets and liabilities for credit unions that convert charters and become a taxable organization. Since the Bank's transition to a federally chartered thrift, the Bank has recorded income tax expense based upon management's interpretation of the applicable tax regulations. Positions taken by the Company in preparing our federal and state tax returns are subject to the review of taxing authorities, and the review of the positions we have taken by taxing authorities could result in adjustments to our financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heritage Financial Group
and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheets of Heritage Financial Group and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Albany, Georgia
March 23, 2007

Consolidated Balance Sheets

(December 31, 2006 and 2005)

	2006	2005
Assets		
Cash and due from banks	**$ 9,781,232**	$ 10,499,084
Interest-bearing deposits in banks	**2,153,859**	1,387,046
Federal funds sold	**12,677,000**	6,820,000
Securities available for sale, at fair value	**84,571,767**	64,866,021
Federal home loan bank stock, at cost	**2,499,400**	2,927,000
Loans	**276,776,236**	254,110,534
Less allowance for loan losses	**4,075,997**	3,617,678
Loans, net	**272,700,239**	250,492,856
Premises and equipment, net	**12,815,482**	12,004,468
Accrued interest receivable	**2,288,827**	1,666,629
Foreclosed assets	**322,449**	59,272
Intangible assets	**1,000,000**	-
Cash surrender value of bank owned life insurance	**8,293,202**	7,987,442
Other assets	**4,226,365**	5,086,968
	$ 413,329,822	$ 363,796,786
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	**$ 14,784,180**	$ 14,059,406
Interest-bearing	**284,404,324**	224,580,863
Total deposits	**299,188,504**	238,640,269
Federal funds purchased and securities sold under repurchase agreements	**5,531,394**	237,222
Other borrowings	**40,000,000**	50,000,000
Other liabilities	**5,801,146**	5,935,648
Total liabilities	**350,521,044**	294,813,139
Commitments and contingencies		
Stockholders' equity		
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	**-**	-
Common stock, par value $0.01; 25,000,000 shares authorized; 11,449,155 and 11,241,250 issued and outstanding	**114,492**	112,413
Capital surplus	**37,807,784**	37,126,877
Retained earnings	**40,248,349**	38,717,576
Accumulated other comprehensive loss	**(3,097,880)**	(2,786,569)
Unearned employee stock ownership plan (ESOP) shares, 374,595 and 418,665 shares	**(3,745,950)**	(4,186,650)
	71,326,795	68,983,647
Treasury stock, at cost (555,138 shares at December 31, 2006)	**(8,518,017)**	-
Total stockholders' equity	**62,808,778**	68,983,647
	$ 413,329,822	$ 363,796,786

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(Years Ended December 31, 2006 and 2005)

	2006	2005
Interest income		
Interest and fees on loans	$ 19,122,694	$ 16,203,254
Interest on taxable securities	2,659,905	2,479,443
Interest on nontaxable securities	273,303	274,552
Interest on federal funds sold	495,471	245,227
Interest on deposits in other banks	56,917	40,597
	22,608,290	19,243,073
Interest expense		
Interest on deposits	6,221,300	4,031,710
Interest on other borrowings	2,155,388	1,902,869
	8,376,688	5,934,579
Net interest income	14,231,602	13,308,494
Provision for loan losses	695,000	1,014,555
Net interest income after provision for loan losses	13,536,602	12,293,939
Noninterest income		
Service charges on deposit accounts	3,159,250	3,051,757
Other service charges, commissions and fees	961,361	784,216
Brokerage fees	555,148	618,636
Mortgage origination fees	446,912	403,535
Bank-owned life insurance	305,760	297,377
Loss on sale of securities	(58,663)	(4,653)
Other	239,887	183,810
	5,609,655	5,334,678
Noninterest expense		
Salaries and employee benefits	8,901,210	7,499,674
Equipment	1,171,471	1,577,343
Occupancy	1,017,898	999,725
Advertising and marketing	326,217	270,831
Legal and accounting	646,573	492,239
Directors fees and retirement	472,863	291,976
Telephone	274,531	251,653
Supplies	285,901	237,657
Data processing fees	1,008,865	468,899
Other operating	1,954,614	1,493,606
	16,060,143	13,583,603
Income before income taxes	3,086,114	4,045,014
Applicable income taxes	732,477	1,094,519
Net income	$ 2,353,637	$ 2,950,495
Basic earnings per share	$ 0.22	$ 0.31
Diluted earnings per share	$ 0.22	$ 0.31

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(Years Ended December 31, 2006 and 2005)

	2006	2005
Net income	**$ 2,353,637**	$ 2,950,495
Other comprehensive income (loss):		
Net unrealized holding gains (losses) arising during period, net of tax (benefit) of $262,893 and $(650,940)	**399,974**	(990,361)
Reclassification adjustment for losses included in net income, net of tax benefit of $23,266 and $1,845	**35,397**	2,808
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax benefits of $912 and $129,528	**1,367**	(197,070)
Total other comprehensive income (loss)	**436,738**	(1,184,623)
Comprehensive income	**$ 2,790,375**	$ 1,765,872

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Years Ended December 31, 2006 and 2005)

	Common Stock Shares	Common Stock Par Value	Capital Surplus	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	1,000	$ 10	$ 4,799,990	$ 35,935,700	$ –	$ 0	$(1,601,946)	$39,133,754
Net income	–	–	–	2,950,495	–	–	–	2,950,495
Cash dividend declared, $.05 per share	–	–	–	(168,619)	–	–	–	(168,619)
Other comprehensive loss	–	–	–	–	–	–	(1,184,623)	(1,184,623)
Issuance of 7,867,875 shares of common stock to Heritage, MHC	7,867,875	78,679	(78,679)	–	–	–	–	–
Sale of 3,372,375 shares of common stock in an initial public offering, net of issuance costs	3,372,375	33,724	32,384,337	–	(4,407,000)	–	–	28,011,061
ESOP shares earned, 22,035 shares	–	–	21,229	–	220,350	–	–	241,579
Balance, December 31, 2005	11,241,250	112,413	37,126,877	38,717,576	(4,186,650)	–	(2,786,569)	68,983,647
Net income	–	–	–	2,353,637	–	–	–	2,353,637
Cash dividend declared, $.20 per share	–	–	–	(673,936)	–	–	–	(673,936)
Adjustment related to initial adoption of SFAS 158, net of tax	–	–	–	–	–	–	(748,029)	(748,049)
Effects of changing pension plan measurement date pursuant to SFAS No. 158:								
Service cost, internal cost and expected return on plan assets for October 1 - December 31, net of tax	–	–	–	(147,561)	–	–	–	(147,561)
Amortization of prior service cost for October 1 - December 31, net of tax	–	–	–	(1,367)	–	–	1,367	–
Issuance of restricted shares of common stock	207,905	2,079	(2,079)	–	–	–	–	–
Stock-based compensation expense	–	–	521,715	–	–	–	–	521,715
Repurchase of 555,328 shares of stock for the treasury	–	–	–	–	–	(8,520,680)	–	(8,520,680)
Issuance of 190 shares of common stock from the treasury	–	–	432	–	–	2,663	–	3,095
Other comprehensive income	–	–	–	–	–	–	435,371	435,371
ESOP shares earned, 44,070 shares	–	–	160,839	–	440,700	–	–	601,539
Balance, December 31, 2006	11,449,155	$ 114,492	$37,807,784	$40,248,349	$ (3,745,950)	$(8,518,017)	$(3,097,880)	$62,808,778

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Years Ended December 31, 2006 and 2005)

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 2,353,637	$ 2,950,495
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,045,566	1,244,079
Provision for loan losses	695,000	1,014,555
ESOP compensation expense	601,539	241,579
Provision for deferred taxes	(416,106)	(720,088)
Stock-based compensation expense	521,715	-
Net losses on sale of securities available for sale	58,663	4,653
Net (gains) losses on sale or disposal of premises and equipment	3,691	(2,555)
Net (increase) decrease in foreclosed assets	(263,177)	141,282
Increase in bank owned life insurance	(305,760)	(297,377)
Increase in interest receivable	(622,198)	(240,758)
Increase in interest payable	299,459	15,000
Increase (decrease) in taxes payable	(149,512)	751,221
Net other operating activities	(191,210)	29,834
Total adjustments	1,277,670	2,181,425
Net cash provided by operating activities	3,631,307	5,131,920
INVESTING ACTIVITIES		
Increase in interest-bearing deposits in banks	(766,813)	(966,369)
Purchases of securities available for sale	(35,262,508)	(35,082,914)
Proceeds from maturities of securities available for sale	8,605,911	14,740,327
Proceeds from sale of securities available for sale	7,615,419	13,122,850
Net change in Federal Home Loan Bank stock	427,600	30,300
Redemption of corporate credit union membership shares	-	553,834
(Increase) decrease in federal funds sold	(5,857,000)	5,963,000
Purchase of intangible asset	(1,000,000)	-
Increase in loans, net	(22,902,383)	(16,230,469)
Purchases of premises and equipment	(1,860,271)	(576,053)
Proceeds from sale of premises and equipment	-	14,213
Net cash used in investing activities	(51,000,045)	(18,431,281)
FINANCING ACTIVITIES		
Increase (decrease) in deposits	60,548,235	(9,902,451)
Increase in federal funds purchased and securities sold under agreement to repurchase	5,294,172	237,222
Proceeds from other borrowings	25,000,000	20,000,000
Repayment of other borrowings	(35,000,000)	(21,000,000)
Proceeds from sale of common stock, net of issuance costs	-	28,011,061
Purchase of treasury shares, net	(8,517,585)	-
Dividends paid to stockholders	(673,936)	(168,619)
Net cash provided by financing activities	46,650,886	17,177,213
Net increase (decrease) in cash and due from banks	(717,852)	3,877,852
Cash and due from banks at beginning of period	10,499,084	6,621,232
Cash and due from banks at end of period	$ 9,781,232	$ 10,499,084
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 8,077,229	$ 5,919,579
Taxes	1,298,095	1,063,386
NONCASH TRANSACTIONS		
Principal balances of loans transferred to other real estate owned	$ 263,038	$ 125,737
Pension liability adjustment	1,279,785	316,812

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heritage Financial Group (the "Company") is a mid-tier holding company whose business is primarily conducted by its wholly-owned subsidiary, HeritageBank of the South (the "Bank"). The Company is a 72% owned subsidiary of Heritage, MHC, a federally chartered mutual holding company. The other 28% of the Company is owned by the public who acquired shares of the Company through a stock offering completed on June 29, 2005. Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located in a market area which includes Southwest Georgia and Central Florida. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Minority Stock Offering

The Company completed an initial public stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, of which 50% was contributed to the Bank and $4.4 million was lent to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to Heritage, MHC, so that Heritage, MHC would own 70% of the outstanding common stock at the closing of that offering.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, contingent assets and liabilities and deferred tax assets. The determination of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, deposits and interest-bearing deposits in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was approximately $1,193,000 and $1,196,000 at December 31, 2006 and 2005, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost.

Notes to Consolidated Financial Statements

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their

Notes to Consolidated Financial Statements

examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Mortgage Origination Fees

The Company originates first mortgage loans for other investors. These loans are not funded by the Company but, upon closing, the Company receives a fee from the investor. Generally, the Company receives fees equivalent to a stated percentage of the loan amount.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

	Years
Buildings	39
Furniture and equipment	3-7

Intangible Assets

Intangible assets consist of a payment made to complete a series of transactions which allowed the Company to acquire the right to branch into Florida in 2006. This indefinite lived intangible asset is required to be tested at least annually for impairment or whenever events occur that may indicate the recoverability of the carrying amount is not probable. In the event of impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performed its annual test of impairment in the fourth quarter and determined that there was no impairment in the carrying value of this intangible asset.

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed. The carrying amount of foreclosed assets at December 31, 2006 and 2005 was $322,449 and $59,272, respectively.

Pension Plan

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Notes to Consolidated Financial Statements

Employee Stock Ownership Plan (ESOP)

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP's loan payable or the Company's loan receivable are reported in the Company's consolidated balance sheet. Likewise, the Company does not recognize interest income or interest cost on the loan. Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in stockholders' equity. As shares are released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses an average cost method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in capital surplus.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unearned shares of the Employee Stock Ownership Plan and unvested shares of stock. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist only of stock options and unvested shares. There were no common stock equivalents outstanding at December 31, 2005.

Prior to June 29, 2005, the Company had 1,000 shares of common stock outstanding held by its sole shareholder, Heritage, MHC. In connection with the issuance of 3,372,375 shares of common stock in the public offering completed on June 29, 2005, the Company issued an additional 7,867,875 shares to Heritage, MHC so that it would own 70% of the Company's outstanding shares after the public offering. All per share information has been adjusted to give effect to the issuance of those 7,867,875 shares as if it had occurred on January 1, 2005.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassification of Certain Items

Certain items in the consolidated financial statements as of and for the year ended December 31, 2005 have been reclassified, with no effect on total assets or net income, to be consistent with the classifications adopted for the year ended December 31, 2006.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements
Statements of Financial Accounting Standards

SFAS No. 159. In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.*" SFAS 159 allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities that are not otherwise required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires entities to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of similar assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 establishes presentation and disclosure requirements designed to improve comparability between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted if an entity also early adopts the provisions of SFAS 157. We intend to adopt SFAS 159 on January 1, 2008. We have not yet determined if, or to what extent, we will elect to use the fair value option to value our financial assets and liabilities or the impact that the implementation of SFAS 159 will have on our consolidated financial statements.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)." SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through other comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. We were required to recognize the funded status of our defined benefit plans in our financial statements for the year ended December 31, 2006. See "Note 12 - Employee Benefits" for additional information related to these plans. The requirement to measure plan assets and benefit obligations as of the date of the year-end statement of financial position is effective for our consolidated financial statements beginning with the year ended after December 31, 2008. We elected to move our plan measurement date from September 30 to December 31 during 2006 for our defined benefit plan.

SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for us on January 1, 2008 and is not expected to have a significant impact on our consolidated financial statements.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 did not impact our consolidated financial statements.

Notes to Consolidated Financial Statements

Emerging Issues Task Force Consensuses

In September 2006, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." EITF 06-4 requires that for a split-dollar life insurance arrangement, an employer should recognize a liability for future benefits in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under the guidance, the purchase of an endorsement type policy does not constitute a settlement since the policy does not qualify as nonparticipating because the policyholders are subject to the favorable and unfavorable experience of the insurance company. EITF 06-4 is effective for fiscal years beginning after December 15, 2006. We do not currently expect the adoption of EITF 06-4 to have a material impact on our consolidated financial statements.

In September 2006, the EITF reached a final consensus on Issue 06-5, "Accounting for Purchases of Life Insurance." EITF 06-5 provides guidance on FASB Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance." Under the guidance, the policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. In addition, the policyholder should also determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. We do not currently expect the adoption of EITF 06-5 to have a material impact on our consolidated financial statements.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109." Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 is effective for us on January 1, 2007 and is not expected to have a significant impact on our consolidated financial statements.

SEC Staff Accounting Bulletins

Staff Accounting Bulletin ("SAB") No. 108, "*Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.*" SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all our consolidated financial statements issued after November 15, 2006 and did not have a significant impact on our consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 2. SECURITIES

The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006:				
U. S. Government sponsored agencies	**$ 29,613,640**	**$ 15,996**	**$ (190,645)**	**$ 29,438,991**
State and municipal securities	**16,488,605**	**15,162**	**(188,281)**	**16,315,486**
Corporate debt securities	**4,471,524**	**-**	**(365,636)**	**4,105,888**
Mortgage-backed securities	**28,837,929**	**10,761**	**(804,257)**	**28,044,433**
Total debt securities	**79,411,698**	**41,919**	**(1,548,819)**	**77,904,798**
Equity securities	**6,934,800**	**-**	**(267,831)**	**6,666,969**
Total securities	**$ 86,346,498**	**$ 41,919**	**$ (1,816,650)**	**$ 84,571,767**
December 31, 2005:				
U. S. Government sponsored agencies	$ 14,388,447	$ -	$ (344,029)	$ 14,044,418
State and municipal securities	6,949,742	22,343	(102,996)	6,869,089
Corporate debt securities	4,488,970	-	(703,393)	3,785,577
Mortgage-backed securities	32,102,023	188	(1,004,710)	31,097,501
Total debt securities	57,929,182	22,531	(2,155,128)	55,796,585
Equity securities	9,434,800	-	(365,364)	9,069,436
Total securities	$ 67,363,982	$ 22,531	$ (2,520,492)	$ 64,866,021

The amortized cost and fair value of debt securities available for sale as of December 31, 2006 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$ 1,510,093	$ 1,495,714
Due from one year to five years	11,942,353	11,817,100
Due from five to ten years	23,410,375	23,126,734
Due after ten years	13,710,948	13,420,817
Mortgage-backed securities	28,837,929	28,044,433
	$ 79,411,698	$ 77,904,798

Securities with a carrying value of $16,662,841 and $11,288,148 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31, 2006	December 31, 2005
Gross gains on sales of securities	$ **15,462**	$ 16,155
Gross losses on sales of securities	**(74,125)**	(20,808)
Net realized losses on sales of securities available for sale	$ **(58,663)**	$ (4,653)

The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2006 and 2005.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2006:						
U. S. Government-sponsored agencies	**$ 1,997,324**	**$ (2,676)**	**$ 10,411,755**	**$ (187,969)**	**$ 12,409,079**	**$ (190,645)**
State and municipal securities	**11,364,227**	**(143,396)**	**3,220,803**	**(44,885)**	**14,585,030**	**(188,281)**
Corporate debt securities	**–**	**–**	**3,374,233**	**(365,636)**	**3,374,233**	**(365,636)**
Mortgage-backed securities	**–**	**–**	**25,208,842**	**(804,257)**	**25,208,842**	**(804,257)**
Subtotal, debt securities	**13,361,551**	**(146,072)**	**42,215,633**	**(1,402,747)**	**55,577,184**	**(1,548,819)**
Equity securities	**–**	**–**	**6,666,969**	**(267,831)**	**6,666,969**	**(267,831)**
Total temporarily impaired securities	**$ 13,361,551**	**$ (146,072)**	**$ 48,882,602**	**$ (1,670,578)**	**$ 62,244,153**	**$ (1,816,650)**
December 31, 2005:						
U. S. Government-sponsored agencies	$ 5,120,786	$ (99,979)	$ 7,904,580	$ (244,050)	$ 13,025,366	$ (344,029)
State and municipal securities	3,120,853	(38,871)	1,967,098	(64,125)	5,087,951	(102,996)
Corporate debt securities	793,820	(251,694)	2,329,613	(451,699)	3,123,433	(703,393)
Mortgage-backed securities	17,647,550	(425,669)	13,047,108	(579,041)	30,694,658	(1,004,710)
Subtotal, debt securities	26,683,009	(816,213)	25,248,399	(1,338,915)	51,931,408	(2,155,128)
Equity securities	404,635	(30,165)	7,664,801	(335,199)	8,069,436	(365,364)
Total temporarily impaired securities	$ 27,087,644	$ (846,378)	$ 32,913,200	$ (1,674,114)	$ 60,000,844	$ (2,520,492)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

At December 31, 2006, ninety debt securities have unrealized losses less than 3% from the Company's amortized cost basis. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry analysts' reports. As management has the intent and ability to hold the securities until maturity, or for the foreseeable future and due to the fact that the unrealized losses relate primarily to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer, no declines are deemed to be other than temporary.

Notes to Consolidated Financial Statements

NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

	December 31,	
	2006	2005
Commercial real estate	$ 44,496,260	$ 37,985,258
Commercial and industrial loans	34,007,661	33,686,379
Multifamily	16,913,240	15,918,181
Construction and land	32,822,450	16,504,471
Farmland	2,641,587	–
Mortgage loans, 1-4 families	73,680,613	74,120,826
Home equity	16,368,242	15,591,165
Indirect auto loans	29,159,407	31,464,505
Direct auto loans	17,172,420	18,300,779
Student loans	702,684	989,375
Other	8,811,672	9,549,595
	276,776,236	254,110,534
Total allowance for loan losses	(4,075,997)	(3,617,678)
Loans, net	$272,700,239	$250,492,856

The following is a summary of information pertaining to impaired loans:

	As of and For the Years Ended December 31,	
	2006	2005
Impaired loans without a valuation allowance	$ –	$ –
Impaired loans with a valuation allowance	257,649	866,701
Total impaired loans	$ 257,649	$ 866,701
Valuation allowance related to impaired loans	$ 38,485	$ 127,777
Average investment in impaired loans	$ 576,662	$ 899,675
Forgone interest income on impaired loans	$ 43,717	$ 54,447

Loans on nonaccrual status amounted to $257,649 and $866,701 at December 31, 2006 and 2005, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2006 and 2005, respectively. There were no significant amounts of interest income recognized on impaired loans on the cash basis for the years ended December 31, 2006 and 2005.

Changes in the allowance for loan losses for the years ended December 31, 2006 and 2005 are as follows:

	December 31,	
	2006	2005
Balance, beginning of year	$ 3,617,678	$ 2,964,589
Provision for loan losses	695,000	1,014,555
Loans charged off	(398,353)	(593,691)
Recoveries of loans previously charged off	161,672	232,225
Balance, end of year	$ 4,075,997	$ 3,617,678

Notes to Consolidated Financial Statements

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans at December 31, 2006 are summarized as follows:

Balance, beginning of year	$ 709,388
Advances	200,351
Repayments	(364,737)
Changes in Officer/Director	3,025,193
Balance, end of year	$ 3,570,195

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2006	2005
Land	**$ 4,792,361**	$ 3,382,288
Buildings	**9,185,086**	9,138,479
Furniture and equipment	**8,198,236**	7,851,303
	22,175,683	20,372,070
Accumulated depreciation	**(9,360,201)**	(8,367,602)
	$ 12,815,482	$ 12,004,468

Depreciation and amortization expense was $1,045,566 and $1,244,079 for the years ended December 31, 2006 and 2005, respectively.

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was approximately $57,328,000 and $33,483,000, respectively. The scheduled maturities of time deposits at December 31, 2006 are as follows:

2007	$109,376,039
2008	14,861,439
2009	5,404,160
2010	1,203,508
2011 and beyond	4,173,443
	$135,018,589

At December 31, 2006 and 2005, overdraft deposit accounts reclassified to loans totaled $380,150 and $119,364, respectively.

The Company had $40,818,417 in brokered deposits as of December 31, 2006. The Company did not have brokered deposits as of December 31, 2005.

Notes to Consolidated Financial Statements

NOTE 6. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. All employees that meet certain age and length requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan is as follows:

	December 31, 2006	December 31, 2005
Changes in benefit obligations:		
Obligations at beginning of year	**$ 6,190,265**	$ 4,640,817
Service cost	**618,266**	537,017
Interest cost	**350,297**	277,739
Benefits paid	**(396,766)**	(196,278)
Actuarial losses	**599,062**	930,970
Obligations at end of year	**$ 7,361,124**	$ 6,190,265
Changes in plan assets:		
Fair value of assets at beginning of year	**$ 3,991,420**	$ 2,938,378
Actual return on assets	**605,587**	249,320
Company contributions	**1,850,000**	1,000,000
Benefits paid	**(396,766)**	(196,278)
Fair value of assets at end of year	**$ 6,050,241**	$ 3,991,420
Funded status	**$ (1,310,883)**	$ (2,198,845)
Unrecognized losses	**-**	3,457,912
Unrecognized prior service cost	**-**	205,554
Additional minimum liability	**-**	(2,325,719)
Net amount recognized	**$ (1,310,883)**	$ (861,098)
Accumulated benefit obligation	**$ 5,874,388**	$ 4,852,518
Costs recognized during the year:		
Service cost	**$ 618,266**	$ 537,017
Interest cost	**350,297**	277,739
Expected return on plan assets	**(291,996)**	(205,604)
Amortization of prior losses	**333,986**	280,877
Amortization of service costs	**9,114**	9,114
Amortization of transition obligation	**-**	672
Total costs recognized in expense	**$ 1,019,667**	$ 899,815

As of December 31, 2005, the pension plan had accumulated benefit obligations in excess of plan assets, in which case the Company was required to establish a minimum liability at least equal to the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets. The additional minimum liability adjustment recorded in 2005 of $316,812 was increased by an intangible asset of $9,786 and offset by an accumulated other comprehensive loss adjustment of $326,598.

As of December 31, 2006, the Company has adopted the provisions of Statement of Financial Accounting Standards 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132" ("SFAS 158"). The adoption of SFAS

Notes to Consolidated Financial Statements

158 does not affect the Company's accounting and related disclosures for the year ending December 31, 2005. The table below summarizes the incremental effects of the adoption of SFAS 158 on the individual line items included in the Company's Consolidated Balance Sheet at December 31, 2006:

	Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	After SFAS 158 Adjustments
Assets:			
Intangible pension asset	$ 194,161	$ (194,161)	$ –
Deferred tax asset	840,857	490,776	1,331,633
Liabilities:			
Liability for pension benefits	266,219	1,044,664	1,310,883
Stockholders' equity:			
Accumulated other comprehensive loss	1,279,308	748,049	2,027,357

The Company also changed its measurement date from September 30, which was used for the reporting periods ending December 31, 2005 and earlier, to December 31 during the reporting period ending December 31, 2006. The result of this change in measurement date is an adjustment to retained earnings of $148,928, net of tax of $99,286, and an adjustment to other comprehensive income of $1,367, net of tax of $912.

	December 31,	
	2006	2005
Assumptions used in computations:		
In computing ending obligations:		
Discount rate	**5.75%**	5.75%
Rate of compensation increase	**3.00%**	3.00%
In computing expected return on plan assets	**7.50%**	7.50%

To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2006 and 2005 is as follows:

	2006	2005
Fixed income	**34.5%**	27%
Equities	**56.1%**	70%
Cash and cash equivalents	**9.4%**	3%

Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1,000,000 to the plan during 2007.

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during 2007 are as follows:

Prior service cost	$ 9,114
Net loss	282,250
	$ 291,364

Notes to Consolidated Financial Statements

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Fiscal Year	Amount
2007	$ 19,152
2008	19,026
2009	18,888
2010	32,011
2011	68,471
2012-2016	863,795

401(K) Plan

The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Bank matches 50% of employee's contributions up to 4% of their salary. Total expense recorded for the Bank's match was approximately $95,000 and $97,000 for December 31, 2006 and 2005, respectively.

Employee Stock Ownership Plan (ESOP)

In connection with the minority stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees with an effective date of June 29, 2005. The ESOP purchased 440,700 shares of common stock from the minority stock offering with proceeds from a ten-year note in the amount of $4,407,000 from the Company. The Company's Board of Directors determines the amount of contribution to the ESOP annually, but it is required to make contributions sufficient to service the ESOP's debt. Shares are released for allocation to employees as the ESOP debt is repaid. Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis. In 2005, employees were eligible if they were employed as of the effective date of the plan through December 31, 2005 and had 1,000 hours of service during the year. In subsequent years, an employee becomes eligible on January 1st or July 1st immediately following the date they complete one year of service. Company dividends on allocated shares will be paid to employee accounts. Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2006 and 2005 were $578,746 and $278,346, respectively.

Compensation expense for shares committed to be released under the Company's ESOP in 2006 and 2005 were $601,536 and $241,579, respectively. Shares held by the ESOP were as follows:

	2006	2005
Shares released for allocation	**66,105**	22,035
Unearned	**374,595**	418,665
Total ESOP shares	**440,700**	440,700
Fair value of unearned shares	**$ 6,237,007**	$ 4,823,021

NOTE 7. DEFERRED COMPENSATION PLANS

The Company has entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Company has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $8,293,202 and $7,987,442 at December 31, 2006 and 2005, respectively, is separately stated on the consolidated balance sheets. Accrued deferred compensation of $1,965,264 and $1,662,282 at December 31, 2006 and 2005, respectively, is included in other liabilities. Aggregate compensation expense under the plans was $352,831 and $281,600 for 2006 and 2005, respectively.

Notes to Consolidated Financial Statements

The Company has also entered into deferred salary agreements with certain officers electing to defer a portion of their salary. These amounts are expensed and the plan accumulates the deferred salary plus earnings. At December 31, 2006 and 2005, the liability for these agreements were $302,566 and $183,200, respectively, and is included in other liabilities.

NOTE 8. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2006 and 2005 were $5,531,394 and $237,222, respectively.

NOTE 9. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2006	2005
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.70% until September 14, 2006, due September 14, 2011	$ –	$ 25,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 5.16% until June 22, 2007, due June 22, 2009	**10,000,000**	–
Advance from Federal Home Loan Bank with interest at a daily variable rate, currently 4.59%, due November 27, 2006	–	10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.71% until September 17, 2009, due September 17, 2014	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.23% until August 17, 2010, due August 17, 2015	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.40% until December 10, 2007, due December 10, 2009	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.54% until October 30, 2009, due October 31, 2016	**15,000,000**	–
	$ 40,000,000	$ 50,000,000

The advances from Federal Home Loan Bank are collateralized by the pledging of a blanket lien on all first mortgage loans and other specific loans, as well as FHLB stock.

Other borrowings at December 31, 2006 have maturities in future years as follows:

2007	$ –
2008	–
2009	15,000,000
2010	–
2011	–
Later years	25,000,000
	$ 40,000,000

The Company and subsidiary Bank have available unused lines of credit with various financial institutions totaling approximately $17,900,000 and $6,500,000 at December 31, 2006 and 2005, respectively. There were no other advances outstanding at December 31, 2006 or 2005.

Notes to Consolidated Financial Statements

NOTE 10. INCOME TAXES

The income tax expense in the consolidated statements of income consists of the following:

	Years Ended December 31,	
	2006	2005
Current	$ 1,148,583	$ 1,814,607
Deferred	(416,106)	(720,088)
	$ 732,477	$ 1,094,519

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2006	2005
Tax at federal income tax rate	$ 1,049,279	$ 1,375,305
Increase (decrease) resulting from:		
Tax-exempt interest	(83,430)	(85,846)
Bank-owned life insurance	(103,958)	(101,108)
State income taxes	38,075	21,888
Employee Stock Ownership Plan	15,248	(12,501)
Other	(182,737)	(103,219)
Provision for income taxes	$ 732,477	$ 1,094,519

Net deferred income tax assets of $3,740,180 and $3,110,404 at December 31, 2006 and 2005, respectively, are included in other assets. The components of deferred income taxes are as follows:

	December 31,	
	2006	2005
Deferred tax assets:		
Loan loss reserves	$ 1,038,110	$ 848,437
Deferred compensation	899,421	731,918
Organizational cost	14,374	26,469
Pension liability	1,448,657	1,046,411
Unrealized loss on securities available for sale	702,840	990,702
Stock-based compensation	41,671	–
Nonaccrual loans	6,293	33,588
Other	5,628	5,628
	4,156,994	3,683,153
Deferred tax liabilities:		
Depreciation and amortization	178,368	199,948
Deferred pension costs	238,446	306,004
Prepaid expenses	–	66,797
	416,814	572,749
Net deferred tax assets	$ 3,740,180	$ 3,110,404

Notes to Consolidated Financial Statements

NOTE 11. EARNINGS PER SHARE

The components used to calculate basic and diluted earnings per share as required by Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128") for the years ended December 31, 2006 and 2005 follows:

	Years Ended December 31, 2006	Years Ended December 31, 2005
Basic Earnings and Shares:		
Net income	**$ 2,353,637**	$ 2,950,495
Weighted-average basic shares outstanding	**10,700,190**	9,373,416
Basic Earnings Per Share:		
Net income	**$ 0.22**	$ 0.31
Diluted Earnings and Shares:		
Net income	**$ 2,353,637**	$ 2,950,495
Weighted-average basic shares outstanding	**10,700,190**	9,373,416
Add: Stock options and nonvested shares	**17,801**	–
Weighted-average diluted shares outstanding	**10,717,991**	9,373,416
Diluted Earnings Per Share:		
Net income	**$ 0.22**	$ 0.31

NOTE 12. STOCK PLANS AND STOCK-BASED COMPENSATION

On May 17, 2006, our stockholders approved the 2006 Equity Incentive Plan ("the Plan"). The purpose of the Plan is to promote the long-term growth and profitability of Heritage Financial Group, to provide directors, advisory directors, officers and employees of Heritage Financial Group and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in Heritage Financial Group. Under the Plan, the Compensation Committee of the Board of Directors has discretion to award up to 771,149 shares, of which 550,821 were available as stock options or stock appreciation rights and 220,328 shares were available as restricted stock awards. During 2006, the Compensation Committee of the Board of Directors granted stock options and tandem stock appreciation rights totaling 520,605 shares and granted restricted stock awards totaling 207,905 shares. All stock options, stock appreciation rights and restricted stock awards vest over a period of five years.

The Company granted restricted awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse (generally one to five years). The share-based expense for these awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest, amortized over the vesting period.

On May 19, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* (SFAS 123R) as part of approving its first stock-based compensation arrangement.

At December 31, 2006, there was approximately $1,468,000 of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 4.3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the table below. Expected volatilities are based on historical volatility of a peer group of the Company's stock. Expected dividends are based on dividend trends and the market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Notes to Consolidated Financial Statements

A summary of the status of the two plans at December 31, 2006 and changes during the year ended follows:

	2006	
	Number	Weighted-Average Exercise Price
Under option, beginning of year	–	–
Granted	520,605	$ 12.60
Exercised	–	–
Forfeited	–	–
Under option, end of year	520,605	$ 12.60
Exercisable at end of year	–	–
Weighted-average fair value per option of options granted during year		$ 3.19
Total grant-date fair value of options vested during the year		–
Total intrinsic value of options exercised during the year		–
Shares available for grant		30,216

The following table presents information on stock options outstanding for the period shown, less estimated forfeitures:

	Year ended December 31, 2006
Stock options vested and expected to vest:	
Number	**520,605**
Weighted average exercise price	**$ 12.60**
Aggregate intrinsic value	**$ 2,109,012**
Weighted average contractual term of options	**7.5 years**

There were no stock options vested or currently exercisable at December 31, 2006.

A further summary of the options outstanding at December 31, 2006 follows.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 12.54	513,105	9.3	$ 12.54	–	–
$ 12.63	7,500	9.9	$ 12.63	–	–
	520,605	9.3	$ 12.60	–	–

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the table below. Expected volatilities are based on historical volatility of the Company's stock. Expected dividends are based on expected dividend trends and the expected market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2006
Weighted-average risk-free interest rate	**5.04 %**
Weighted average expected life of the options	**7.5 years**
Weighted average expected dividends (as a percent of the fair value of the stock)	**1.48 %**
Weighted-average expected volatility	**14.41 %**

The Company also grants restricted stock periodically as a part of the 2006 Plan for the benefit of employees and directors. Under the Plan, 220,328 shares of common stock were reserved for restricted stock grants. At December 31, 2006, restricted stock grants covering 207,905 shares of common stock had been issued and 12,423 shares were available for grant. Restricted stock grants are made at the discretion of the Board of Directors. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently five years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following for the year ended December 31, 2006:

	2006 Restricted Shares	Average Market Price at Grant
Balance, beginning of year	$ –	$ –
Granted	207,905	14.79
Forfeited/vested	–	–
Balance, end of year	$ 207,905	$ 14.79

The balance of unearned compensation related to these restricted shares as of December 31, 2006 was $2,300,832. Total compensation expense recognized for the restricted shares granted to employees and directors was $318,566.

The Company expenses stock options and restricted stock on a straight line basis over the options' related vesting term. For the 12 months ended December 31, 2006, the Company recognized pre-tax compensation expense related to stock options and restricted stock of $203,149 and $318,566, respectively.

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2006	2005
Commitments to extend credit	**$ 32,902,890**	$ 28,918,623
Financial standby letters of credit	**1,053,531**	1,209,242
	$ 33,956,421	$ 30,127,865

Notes to Consolidated Financial Statements

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2006 and 2005, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2006 and 2005.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 14. CONCENTRATIONS OF CREDIT

The Company makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in Southwest Georgia. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical area served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $11,696,000.

NOTE 15. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2006, approximately $1,200,000 of retained earnings were available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2006 and 2005, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital to Risk Weighted Assets						
HeritageBank of the South	**$ 57,136,000**	**18.53%**	**$ 24,668,000**	**8.0%**	**$ 30,835,000**	**10.0%**
Tier I Capital to Risk Weighted Assets						
HeritageBank of the South	**$ 53,279,000**	**17.28%**	**$ 12,334,000**	**4.0%**	**$ 18,501,000**	**6.0%**
Tier I Capital to Average Assets:						
HeritageBank of the South	**$ 53,279,000**	**13.94%**	**$ 15,284,000**	**4.0%**	**$ 19,105,000**	**5.0%**
As of December 31, 2005:						
Total Capital to Risk Weighted Assets						
HeritageBank of the South	$ 57,073,000	20.81%	$ 21,938,000	8.0%	$ 27,422,000	10.0%
Tier I Capital to Risk Weighted Assets						
HeritageBank of the South	$ 53,643,000	19.56%	$ 10,969,000	4.0%	$ 16,453,000	6.0%
Tier I Capital to Average Assets:						
HeritageBank of the South	$ 53,643,000	15.63%	$ 13,724,000	4.0%	$ 17,156,000	5.0%

Heritage Financial Group is subject to Georgia capital requirements for holding companies. At December 31, 2006, Heritage Financial Group had total equity of approximately $63.0 million or 16.0% of total assets as of that date. Under Georgia capital requirements for holding companies, Heritage Financial Group had Tier 1 leverage capital of $62.7 million or 16.8%, which is $47.8 million above the 4.0% requirement.

Under federal law, the Bank is subject to the qualified thrift lender test. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets in housing related to finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

As a Georgia savings bank, the Bank is subject to less restrictive regulations. Under Georgia regulations, the Bank is required to have no more than 50% of its assets in commercial real estate and business loans.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Notes to Consolidated Financial Statements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Funds Purchased, Repurchase Agreements and Other Borrowings: The carrying amount of variable rate borrowings and federal funds purchased and securities sold under agreements to repurchase approximates fair value. The fair value of fixed rate other borrowings is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance-sheet financial instruments is based on fees charged to enter into such agreements.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks and interest-bearing deposits in banks	**$ 11,935,091**	**$ 11,935,091**	$ 11, 886,133	$ 11,886,133
Federal funds sold	**$ 12,677,000**	**$ 12,677,000**	$ 6,820,000	$ 6,820,000
Securities available for sale	**$ 84,571,767**	**$ 84,571,767**	$ 64,866,021	$ 64,866,021
Federal Home Loan Bank stock	**$ 2,499,400**	**$ 2,499,400**	$ 2,927,000	$ 2,927,000
Loans	**$ 276,776,236**	**$ 264,862,866**	$ 254,110,534	$ 242,739,000
Allowance for loan losses	**4,075,997**	**-**	3,617,678	-
Loans, net	**$ 272,700,239**	**$ 264,862,866**	$ 250,492,856	$ 242,739,000
Accrued interest receivable	**$ 2,288,827**	**$ 2,288,827**	$ 1,666,629	$ 1,666,629
Financial liabilities:				
Deposits	**$ 299,188,504**	**$ 298,931,076**	$ 238,640,269	$ 239,249,764
Federal funds purchased and securities sold under agreements to repurchase	**$ 5,531,394**	**$ 5,531,394**	$ 237,222	$ 237,222
Other borrowings	**$ 40,000,000**	**$ 39,683,607**	$ 50,000,000	$ 49,898,548
Accrued interest payable	**$ 522,666**	**$ 522,666**	$ 223,207	$ 223,207

Notes to Consolidated Financial Statements

NOTE 17. CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP (PARENT COMPANY ONLY)

Condensed Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and due from banks	$ 767,546	$ 1,824,357
Federal funds sold	5,811,000	3,905,000
Investment securities	7,593,852	9,652,214
Investment in subsidiary	53,415,145	52,918,259
Premises and equipment, net	498,418	512,945
Other assets	217,005	170,872
Total assets	$ 68,302,966	$ 68,983,647
Liabilities		
Federal funds purchased and securities sold under agreements to repurchase	$ 5,000,000	$ -
Other liabilities	494,188	-
	5,494,188	-
Stockholders' equity	62,808,778	68,983,647
Total liabilities and stockholders' equity	$ 68,302,966	$ 68,983,647

Condensed Statements of Income
Years Ended December 31, 2006 and 2005

	2006	2005
Income		
Dividends from subsidiaries	$ 1,600,000	$ -
Interest	658,829	351,247
Loss on sale of securities	(3,761)	(12,285)
Total income	2,255,068	338,962
Expense		
Depreciation	14,527	14,527
Other expense	786,027	725,899
Total expense	800,554	740,426
Income (loss) before income taxes benefits and equity in undistributed earnings of subsidiary	1,454,514	(401,464)
Income tax benefits	60,588	133,845
Income (loss) before equity in undistributed earnings of subsidiary	1,515,102	(267,619)
Equity in undistributed earnings of subsidiary	838,535	3,218,114
Net income	$ 2,353,637	$ 2,950,495

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 2,353,637	$ 2,950,495
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	14,527	14,527
Stock-based compensation expense	521,715	–
Loss on sale of securities	3,761	12,285
Undistributed earnings of subsidiary	(838,535)	(3,218,114)
Other operating activities	56,160	132,894
Total adjustments	(242,372)	(3,058,408)
Net cash provided by (used in) operating activities	2,111,265	(107,913)
INVESTING ACTIVITIES		
Decrease in interest-bearing deposits in banks	–	100,567
Increase in federal funds sold	(1,906,000)	(3,905,000)
Purchases of securities	(2,500,000)	(8,423,529)
Proceeds from maturities of securities	2,330,656	228,303
Proceeds from sale of securities	2,497,250	2,089,637
Net cash provided by (used in) investing activities	421,906	(9,910,022)
FINANCING ACTIVITIES		
Increase in federal funds purchased and securities sold under agreements to repurchase	5,000,000	–
Proceeds from sale of common stock, net of stock issuance costs	–	28,011,061
Shares released to employee stock ownership plan	601,539	241,579
Capital invested in subsidiary bank	–	(16,258,542)
Purchase of treasury shares, net	(8,517,585)	–
Dividends paid to stockholders	(673,936)	(168,619)
Net cash provided by (used in) financing activities	(3,589,982)	11,825,479
Net increase (decrease) in cash and due from banks	(1,056,811)	1,807,544
Cash and due from banks at beginning of year	1,824,357	16,813
Cash and due from banks at end of year	$ 767,546	$ 1,824,357

NOTE 18. STOCK REPURCHASE PLAN

In May and October 2006, the Board of Directors approved a plan to repurchase shares of the Company's common stock. During the repurchase, the Company acquired 555,328 shares of common stock, for a total cost of $8,519,945. Additionally, in February 2007, the Board of Directors approved a plan to repurchase 300,000 shares of the Company's common stock.

Corporate Information

Administrative Offices
721 North Westover Boulevard
Albany, Georgia 31707

Company Website
www.eheritagebank.com

Stock Registrar and Transfer Agent
Stockholders should report lost stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
2303 Dawson Road
Albany, Georgia 31707

Special Counsel
Silver, Freedman & Taff, L.L.P.
3299 K Street, Suite 100
Washington, D.C. 20007

Annual Report on Form 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2006 Annual Meeting upon written request to T. Heath Fountain, Senior Vice President and Chief Financial Officer, Heritage Financial Group, 721 North Westover Boulevard Albany, Georgia 31707. In addition, the Company makes available free of charge its annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.eheritagebank.com, under the Investor Relations section. Stockholder and other investor-oriented inquiries may be directed to Mr. Fountain at the Company's Executive Offices.

Annual Meeting of Stockholders
The 2007 Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, May 16, 2007, at the Hilton Garden Inn, 101 South Front Street, Albany, Georgia.

Market and Dividend Information
The common shares of Heritage Financial Group are listed on the NASDAQ Global Market under the symbol HBOS. The Company completed its initial public stock offering on June 29, 2005, and its shares began trading on NASDAQ on June 30, 2005. As of March 30, 2007, the Company estimates that it had approximately 1,500 stockholders, including approximately 650 beneficial owners holding shares in nominee or "street" name.

The following table sets forth the high and low common stock prices in 2005 and 2006:

	High	Low	Dividends Paid Per Share
2005			
First quarter	—	—	—
Second quarter	$ 10.75	$ 10.75	—
Third quarter	$ 11.15	$ 10.70	—
Fourth quarter	$ 11.52	$ 10.60	$ 0.05
2006			
First quarter	$ 12.30	$ 10.82	$ 0.05
Second quarter	$ 13.45	$ 12.01	$ 0.05
Third quarter	$ 15.74	$ 13.05	$ 0.05
Fourth quarter	$ 17.00	$ 15.00	$ 0.05

The Board of Directors of Heritage Financial Group commenced cash dividend payments to stockholders on October 24, 2005. The initial dividend rate was set at $0.05 per common share. Heritage, MHC, which owns 72% of the Company's common shares, waived its right to receive cash dividends in 2005 and 2006.
The Company's cash dividend policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, these payments will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the ability of HeritageBank of the South to pay dividends to the Company. The Company relies significantly upon such dividends from the Bank to accumulate earnings for payment of cash dividends to the stockholders. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources in this Annual Report. See also Note 15 of Notes to Consolidated Financial Statements.


Heritage
FINANCIAL GROUP

721 North Westover Boulevard
Albany, Georgia 31707
www.eheritagebank.com


END